SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
PASSPORT ARTS INC.
(Name of Issuer)

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

702848 102
(CUSIP Number)

Asbed Palakian c/o Passport Arts Inc. 5147 Mountain Sights Montreal, Quebec, Canada H31 2Y1 Tel: 514.961.0140
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 14, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	702848 102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Constantina Kefallinos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
341,250
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
341,250
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
341,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
N/A [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 8.8% based on 3,893,600 shares of common stock outstanding as of the date of this statement.
14	TYPE OF REPORTING PERSON (See Instructions)
IN

This statement is being filed on behalf of Constantina Kefallinos relating to the shares of common stock of Passport Arts Inc., a corporation incorporated under the laws of the State of Nevada (the “Issuer”).

Item 1.  Security and Issuer

This statement relates to shares of common stock with $0.001 par value per share of the Issuer. The principal executive offices of the Issuer are located at 5147 Mountain Sights, Montreal, Quebec H31 2Y1, Canada.

Item 2.  Identity and Background

(a)	Name: Constantina Kefallinos.

(b)	Residence or business address: 5147 Mountain Sights, Montreal, Quebec H31 2Y1, Canada.

(c)
Ms. Kefallinos is Account Manager, Eastern Region, of Crown Relocations (Division of Crown Worldwide Group), a company engaged in moving and employee relocation and located at 1010 Sherbrooke Street West, Suite 1800, Montreal, QC H3A 2R7.

(d)	During the last five years, Ms. Kefallinos has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).

(e)
During the last five years, Ms. Kefallinos was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Ms. Kefallinos is a citizen of Canada.

Item 3.  Source and Amount of Funds or Other Considerations

On December 2, 2008, the Issuer issued 131,250 shares of its common stock to Constantina Kefallinos at $0.001 per share for gross proceeds of $131.25. As of October 9, 2009, Ms. Kefallinos acquired 210,000 shares of common stock of the Issuer from Hrant Isbeceryan at $0.01 per share for gross proceeds of $2,100. Ms. Kefallinos used her personal funds to acquire these shares.

Item 4.  Purpose of Transaction

Ms. Kefallinos acquired the 341,250 shares of common stock of the Issuer for investment purposes, but may transfer or sell such shares as necessary and in accordance with applicable securities laws.

Ms. Kefallinos does not presently have any plan or proposal which relate to or would result in the acquisition or disposition by any person of additional securities of the Issuer, or the disposition of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer or its subsidiary; a sale or transfer of a material amount of assets of the Issuer or its subsidiary; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer’s corporate structure; changes to the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

The aggregate number and percentage of common stock of the Issuer beneficially owned by Ms. Kefallinos is 341,250 shares, or approximately 8.8% of the Issuer, based on 3,893,600 shares of common stock outstanding as of the date of this statement.

Ms. Kefallinos has the sole power to vote or to direct the vote, and to dispose or to direct the disposition, of 341,250 shares of common stock of the Issuer.

Ms. Kefallinos has not effected any transaction in the shares of common stock of the Issuer during the past sixty days.

No person, other than Ms. Kefallinos, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 341,250 shares of common stock of the Issuer.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings, or relationships (legal or otherwise) between Ms. Kefallinos and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

Exhibit No.	Description

10.1	Subscription Agreement between the Issuer and Constantina Kefallinos (incorporated by reference from the Issuer’s Registration Statement filed on Form S-1 filed on October 26, 2009)

10.2	Transfer Agreement between Hrant Isbeceryan and Constantina Kefallinos

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 14, 2010	/s/ Constantina Kefallinos Signature
Constantina Kefallinos

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).